UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of February 2007
Commission File Number:
GMARKET INC.

(Translation of registrant’s name into English)
8th Floor, LIG Tower, 649-11 Yeoksam-Dong, Gangnam-Gu, Seoul 135-912, Korea

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☑ Form 20-F     ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes     ☑No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

GMARKET SCHEDULES FOURTH QUARTER AND FULL-YEAR 2006 RESULTS CONFERENCE CALL
Seoul, South Korea, February 7, 2007 — Gmarket Inc. (Nasdaq: GMKT) (“Gmarket”) announced today that it will hold a conference call with investors and analysts to discuss the Company’s fourth quarter and full-year 2006 results on Thursday, March 8, 2007 at 6:00 p.m. U.S. Eastern Time (8:00 a.m., March 9, 2007 in Seoul).
The news release announcing the fourth quarter and full-year 2006 results will be disseminated after the Nasdaq stock market closes on March 8, 2007 in New York.
Dial-in details for the conference call are as follows:
US: +1.617.786.2904
Korea: +82 00 308 13 1153
Hong Kong: +852.3002.1672
Singapore: +65.6823.2164
U.K.: +44 (0) 207 365 8426
Password for all regions: Gmarket
A live webcast of the conference call will be available on Gmarket’s website at www.gmarket.co.kr/IR/.
A replay of the call will be available on March 8, 2006 at 9:00 p.m. U.S. Eastern Time (11:00 a.m., March 9, 2007 in Seoul) through midnight on March 15, 2006 U.S. Eastern Time (2:00 p.m., March 16, 2007 in Seoul) at www.gmarket.co.kr/IR/ and by telephone at +1 617 801 6888, with passcode 35114009.
ABOUT GMARKET
Gmarket Inc. is a leading retail e-commerce marketplace in Korea, offering buyers a wide selection of products at competitive prices and sellers a comprehensive and flexible sales solution. Gmarket’s e-commerce marketplace is highly scalable and facilitates the sale of products in small or large quantities to a large number of potential buyers in a convenient, cost effective and secure manner. Gmarket’s e-commerce marketplace is located at www.gmarket.co.kr.
CONTACTS
Paul J. Lee
Gmarket Inc.
+82-2-3016-4372
plee@gmarket.co.kr
In the U.S.
David Pasquale
The Ruth Group
+1-646-536-7006
dpasquale@theruthgroup.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GMARKET INC. (Registrant)
By:	/s/ Duckjun (D.J.) Lee
Name:	Duckjun (D.J.) Lee
Title:	Chief Financial Officer

Date: February 7, 2007